  EXHIBIT 99.2

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Expressed in thousands of United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 14, 2019

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

●
Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2018, which is included herein.

“Joseph J. Ovsenek”	“Tom S. Q. Yip”
Joseph J. Ovsenek	Tom S. Q. Yip
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 14, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Pretium Resources Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Pretium Resources Inc. and its subsidiaries, (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of earnings (loss) and comprehensive earnings (loss), cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada
February 14, 2019

We have served as the Company's auditor since 2010.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

		December 31,	December 31,
	Note	2018	2017

ASSETS

Current assets
Cash and cash equivalents		$45,407	$56,285
Receivables and other	6	18,312	19,551
Inventories	7	24,751	25,673
		88,470	101,509
Non-current assets
Mineral properties, plant and equipment	8	1,522,919	1,564,860
Other assets	10	-	132
Restricted cash	12	2,029	5,036
Total assets		$1,613,418	$1,671,537

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	9	$50,672	$60,438
Current portion of long-term debt	10	85,961	374,966
Income taxes payable	21	-	379
Flow-through share premium		-	135
		136,633	435,918
Non-current liabilities
Other liabilities	9	1,072	511
Long-term debt	10	456,254	293,029
Convertible notes	11	82,150	76,582
Decommissioning and restoration provision	12	18,947	18,436
Deferred income tax liability	21	15,236	-
		710,292	824,476

EQUITY

Share capital	17	1,140,890	1,125,932
Contributed surplus	17	48,886	49,942
Equity component of convertible notes	11	17,603	17,603
Accumulated other comprehensive loss		(193,997)	(193,772)
Deficit		(110,256)	(152,644)
		903,126	847,061
Total liabilities and equity		$1,613,418	$1,671,537

Commitments	22
Contingencies	23

On behalf of the Board of Directors:
“David S. Smith”	“George N. Paspalas”
David S. Smith (Chair of the Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
(Expressed in thousands of United States dollars, except for share data)

		For the year ended
		December 31,	December 31,
	Note	2018	2017

Revenue	13	$454,556	$177,933

Cost of sales	14	303,927	125,080

Earnings from mine operations		150,629	52,853

Corporate administrative costs	15	15,788	18,816

Operating earnings		134,841	34,037

Interest and finance expense	16	(66,926)	(30,655)
Interest and finance income		2,728	527
Foreign exchange gain (loss)		(46)	667
Loss on financial instruments at fair value	10	(17,113)	(26,430)

Earnings (loss) before taxes		53,484	(21,854)

Current income tax expense	21	(4,196)	(1,621)
Deferred income tax (expense) recovery	21	(12,668)	7,022

Net earnings (loss) for the year		$36,620	$(16,453)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	10	5,543	-

Comprehensive earnings (loss) for the year		$42,163	$(16,453)

Earnings (loss) per common share
Basic		$0.20	$(0.09)
Diluted	17f	$0.20	$(0.09)

Weighted average number of common shares outstanding
Basic		182,905,004	181,208,295
Diluted	17f	183,881,917	181,208,295

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

		For the year ended
		December 31,	December 31,
	Note	2018	2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss) for the year		$36,620	$(16,453)
Items not affecting cash:
Current income tax expense	21	4,196	1,621
Deferred income tax expense (recovery)	21	12,668	(7,022)
Depreciation and depletion		67,466	25,518
Interest and finance expense, net		63,686	29,970
Loss on financial instruments at fair value	10	17,113	26,430
Settlement of offtake obligation	10	(4,423)	(1,543)
Share-based compensation	17	6,472	5,673
Unrealized foreign exchange loss (gain)		457	(2,823)
Changes in non-cash working capital items:
Receivables and other		1,389	(8,815)
Inventories		1,047	(12,573)
Accounts payable and accrued liabilities		(4,872)	34,580
Income taxes paid		(4,575)	(1,242)
Net cash generated by operating activities		197,244	73,321

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	17	2,304	3,891
Finance lease payments		(402)	-
Proceeds from convertible notes, net	11	-	95,795
Proceeds from credit facility, net	10	-	97,000
Proceeds from exercise of stock options		8,353	13,894
Proceeds from loan facility	10	480,000	-
Repayment of credit facility	10	(350,000)	-
Repurchase of stream obligation	10	(237,000)	-
Share issue costs		(31)	(225)
Transaction costs associated with loan facility	10	(7,616)	-
Interest paid		(75,006)	(1,319)
Net cash generated by (used in) financing activities		(179,398)	209,036

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	8	(32,892)	(375,408)
Restricted cash		2,830	4,380
Interest received		2,728	527
Net cash used in investing activities		(27,334)	(370,501)

Decrease in cash and cash equivalents for the year		(9,488)	(88,144)

Cash and cash equivalents, beginning of the year		56,285	141,791
Effect of foreign exchange rate changes on cash and cash equivalents
		(1,390)	2,638
Cash and cash equivalents, end of the year		$45,407	$56,285

Supplemental cash flow information	19

The accompanying notes are an integral part of these consolidated financial statements

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2016		180,113,252	$1,101,428	$53,072	$-	$(193,772)	$(136,191)	$824,537

Shares issued upon exercise of options	17	1,822,025	20,757	(6,863)	-	-	-	13,894

Shares issued under flow- through agreement	17	329,000	3,182	-	-	-	-	3,182

Share issue costs, net of taxes	17	-	(167)	-	-	-	-	(167)

Value assigned to options vested	17	-	-	3,733	-	-	-	3,733

Shares issued upon settlement of restricted share units	17	73,597	731	-	-	-	-	731

Equity component of convertible notes, net of taxes	11	-	-	-	17,603	-	-	17,603

Loss for the year		-	-	-	-	-	(16,453)	(16,453)

Balance - December 31, 2017		182,337,874	$1,125,932	$49,942	$17,603	$(193,772)	$(152,644)	$847,061

Adjustment on adoption of IFRS 9, net of tax	2	-	-	-	-	(5,768)	5,768	-

Adjusted balance - January 1, 2018		182,337,874	$1,125,932	$49,942	$17,603	$(199,540)	$(146,876)	$847,061

Shares issued upon exercise of options	17	1,576,500	12,911	(4,558)	-	-	-	8,353

Shares issued under flow- through agreement	17	227,273	1,913	-	-	-	-	1,913

Share issue costs, net of taxes	17	-	(23)	-	-	-	-	(23)

Value assigned to options vested	17	-	-	3,502	-	-	-	3,502

Shares issued upon settlement of restricted share units	17	21,444	157	-	-	-	-	157

Other comprehensive earnings for the year		-	-	-	-	5,543	-	5,543

Earnings for the year		-	-	-	-	-	36,620	36,620

Balance - December 31, 2018		184,163,091	$1,140,890	$48,886	$17,603	$(193,997)	$(110,256)	$903,126

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas. The Company’s primary asset is its wholly-owned underground Brucejack Mine located in northwestern British Columbia.

2.
BASIS OF PREPARATION

Statement of compliance and basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit or loss (“FVTPL”), which are stated at their fair value.

These consolidated financial statements were authorized for issue by the Board of Directors on February 14, 2019.

Change in accounting policies – IFRS 9, Financial Instruments

The Company has adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting.

Classification of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of held to maturity, loans and receivables and available for sale. The Company did not have any items classified as held to maturity or available for sale. Items classified as loans and receivables were recorded under IFRS 9 at amortized cost. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the financial instrument as a whole is assessed for classification.

IFRS 9 retains the existing requirements in IAS 39 for the classification of financial liabilities. Under IAS 39, all fair value changes on liabilities designated under the fair value option were recognized in earnings (loss). Under IFRS 9, those fair value changes are generally presented as follows: (i) the amount that is attributable to changes in the credit risk of the liabilities is presented in other comprehensive income (loss) (“OCI”) and (ii) the remaining amount of change in the fair value is presented in earnings (loss).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

2.
BASIS OF PREPARATION (Cont’d)

Impairment of financial assets

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss (“ECL”) model which is based on forward looking changes in credit quality since initial recognition. The ECL model requires judgment as to how changes in economic factors affect ECLs, which are determined on a probability-weighted basis.

The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Transition to IFRS 9

In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. On adoption of IFRS 9, there were no differences in the carrying amounts of the Company’s financial assets and financial liabilities. There was a presentation change related to changes in fair value of the Company’s stream obligation which resulted in a reclassification of $7,901 ($5,768 net of deferred tax) from deficit to accumulated other comprehensive earnings (loss) (“AOCI”) at January 1, 2018.

IFRS 9 requires the gain or loss associated with changes in the fair value of the stream obligation to be recorded in earnings (loss), except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

To determine the cumulative impact of changes in the credit risk of the liability upon the adoption of IFRS 9, the Company compared the fair value of the pre-payable financial liability, excluding the gold and silver embedded derivatives, with a comparable value derived by substituting the current credit risk assumption with that used by the Company in determining the fair value of the stream obligation at inception.

As a result of an overall reduction in the Company’s credit risk since inception, the Company reclassified $7,901 ($5,768 net of deferred tax) from deficit to AOCI at January 1, 2018. As the stream obligation was repaid pursuant to its contractual terms (including the prepayment options), the remaining balance in AOCI of $307 ($225 net of deferred tax) will not reverse.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

2.
BASIS OF PREPARATION (Cont’d)

The following table shows the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets and financial liabilities as at January 1, 2018.

	2017 classification under IAS 39	2018 classification under IFRS 9	2017 carrying amount under IAS 39	2018 carrying amount under IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$56,285	$56,285
Trade receivables	Loans and receivables with embedded derivatives	FVTPL	11,067	11,067
Other assets	FVTPL	FVTPL	132	132
Restricted cash	Loans and receivables	Amortized cost	5,036	5,036

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Other financial liabilities	$53,436	$53,436
Restricted share unit liability	FVTPL	FVTPL	2,730	2,730
Senior secured term credit facility	Other financial liabilities	Other financial liabilities	365,890	365,890
Offtake obligation	FVTPL	FVTPL	78,085	78,085
Stream obligation	FVTPL	FVTPL (1)	224,020	224,020
Debt portion of convertible note	Other financial liabilities	Other financial liabilities	76,582	76,582
(1)
The fair value changes associated with the stream obligation attributable to the changes in the credit risk is presented in OCI and the remaining amount of the change in the fair value is presented in earnings (loss).

3.
SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company, its subsidiaries, listed in the following table:

Name of subsidiary	Place of incorporation	Proportion of ownership interest	Principal activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack Mine and Snowfield Project
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

Control is defined as the exposure, or rights, to variable returns from involvement with an investee and the ability to affect those returns through power over the investee. Power over an investee exists when the Company has existing rights that give the Company the ability to direct the activities that significantly affect the investee’s returns. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a subsidiary’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is the United States dollar (“USD”), which is also the Company’s presentation currency. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in earnings (loss) for the year.

Financial instruments

The following accounting policies reflect the Company’s adoption of IFRS 9 effective January 1, 2018. For the year ended December 31, 2017, the Company applied policies based on IAS 39. The effects of the transition from IAS 39 to IFRS 9 are described in the change in accounting policies section of note 2.

Financial assets – Classification

Financial assets are classified at initial recognition as either: measured at amortized cost, FVTPL or FVOCI. The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in earnings (loss) or OCI. For investments in debt instruments, this will depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

The Company reclassifies debt investments when and only when its business model for managing those assets changes.

Financial assets – Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in earnings (loss).

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

●
Amortized cost – Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in earnings (loss) when the asset is derecognized or impaired. Interest income from these financial assets is included in interest and finance income using the effective interest rate method.

●
FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in earnings (loss). When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to earnings (loss) and recognized in other gains (losses). Interest income from these financial assets is included in interest and finance expense using the effective interest rate method. Foreign exchange gains and losses are presented in foreign exchange gain (loss) and impairment expenses in other expenses.

●
FVTPL – Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in earnings (loss) and presented net in the statement of earnings (loss) within other gains (losses) in the period in which it arises.

Changes in the fair value of financial assets at FVTPL are recognized in loss on financial instruments at fair value in the statement of earnings (loss) as applicable.

Impairment of financial assets

The Company assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology depends on whether there has been a significant increase in credit risk.

Cash and cash equivalents and restricted cash

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less. Restricted cash is held at major financial institutions as collateral for reclamation and surety bonds. Cash and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

Receivables and other

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as FVTPL with the gain (loss) included in revenue.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Accounts payable and accrued liabilities and debt

Accounts payable and accrued liabilities, the debt portion of the convertible notes, the senior secured term credit facility and the senior secured loan facility are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivatives

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts, such as the offtake obligation and stream obligation are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Stream obligation

The Company has determined the stream obligation was in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to classify and measure the entire hybrid stream obligation as a financial liability carried at fair value with changes in fair value recorded through earnings (loss). IFRS 9 requires the gain or loss associated with changes in the fair value of the stream be recorded in earnings (loss), except for changes in fair value attributable to changes in the credit risk of the liability, which must be presented in OCI. The liability’s credit risk is represented by the difference between the discount rate associated with the liability and the risk-free rate.

Inventories

Ore stockpiles, in-circuit and finished metal inventory (gold and silver) are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore stockpile inventory represents ore on the surface or underground that has been extracted from the mine and is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

Any write-downs of inventory to net realizable value are recorded within cost of sales in the consolidated statements of earnings (loss). If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Mineral properties

Mineral properties include the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition, underground mine development costs and previously capitalized exploration and evaluation costs. Upon commencement of production, a mineral property is depleted using the unit-of-production method. Unit-of-production depletion rates are determined using gold ounces mined over the estimated recoverable proven and probable reserves at the mine.

Development costs incurred during production

The Company incurs development costs to build new raises and ramps (vertical development) that enable the Company to physically access ore underground. The time over which these costs will be incurred depends on the mine life. These underground development costs are capitalized as incurred. Capitalized underground development costs incurred to enable access to specific areas of the mine and which only provide an economic benefit over a specific the period of mining are depleted using a unit-of-production method determined using gold ounces mined over the estimated proven and probable reserves in that particular area of the mine.

Plant and equipment

Plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated future cost of dismantling and removing the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

A majority of mine and site infrastructure assets, including buildings, roads and transmission lines are depreciated using a unit-of-production method over the life of mine. Depreciation is determined each period using gold ounces mined over the estimated proven and probable reserves of the mine.

Depreciation of other assets, including those ancillary to the Brucejack Mine are calculated using the straight-line method to allocate cost over the estimated useful lives, as follows:

Asset class	Estimated useful life
Mine and mill equipment	5 – 18 years
Light vehicles	3 – 5 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Term of lease

When significant components of an asset have different useful lives, depreciation is calculated on each separate component. Each asset or component’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the Brucejack Mine.

Depreciation methods and estimated useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Expenditures on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced is derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that the future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statement of earnings (loss).

Construction in progress

Costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of mineral properties, plant and equipment. No depreciation is recorded until the assets are substantially complete and available for their intended use.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized. Mineral property acquisition costs are capitalized. Exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to mineral properties within mineral properties, plant and equipment.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●
The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 have been identified through a feasibility study or similar document;
●
The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
●
The status of environmental permits; and
●
The status of mining leases or permits.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to mineral properties.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of capitalized mineral properties. The credits are recorded when the amount is reliably measurable and it is considered probable that the tax credit will be recovered.

Mineral recoveries

The incidental proceeds from the sale of gold recovered from activities conducted during the exploration and evaluation stage are offset against the carrying value of the associated mineral properties, plant and equipment.

Impairment of non-financial assets

The carrying amounts of assets included in mineral properties, plant and equipment are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs of disposal and its value in use. An impairment loss exists if the asset’s carrying amount exceeds the recoverable amount, and is recorded as an expense immediately.

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources and operating and capital costs. All inputs used are those that an independent market participant would consider appropriate.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings (loss) immediately.

Decommissioning and restoration provision

The Company has provisions for decommissioning and restoration costs which include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Decommissioning and restoration costs are a normal consequence of mining and the majority of decommissioning and restoration expenditures are incurred at the end of the life of mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Decommissioning and restoration costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises. The discount rate used to calculate the net present value is a pre-tax rate that reflect risks specific to the liability.

Each period the Company reviews cost estimates and other assumptions used in the valuation of the provision to reflect events, changes in circumstances and new information available. The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the provision.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Flow-through shares

The issuance of flow-through common shares results in the obligation to transfer the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares to the purchasers of the shares. On the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes a related income tax recovery.

Revenue recognition

The Company produces doré and concentrates which contain both gold and silver. The doré is further processed to produce refined metals for sale. The concentrates may be sold to smelters in concentrate form or further processed to produce refined metals for sale. The Company’s performance obligations relate primarily to the delivery of gold and silver to its customers. For gold, the Company is required to deliver gold equivalent to 100% of production up to 7,067,000 ounces into an offtake agreement (note 10c).

Revenue is recognized when control is transferred to the customer. Control transfers when a product is delivered to the customer, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

Control over the refined gold or silver produced from doré or concentrate is transferred to the customer and revenue recognized upon delivery to the customer’s bullion account.

Control over the gold and silver bearing concentrates is transferred to the customer and revenue recognized at the time the Company elects to settle the sale directly with the smelter or when the concentrates are loaded onto the vessel at the port of discharge, depending on the customer. Revenue from these sales are recognized net of treatment costs and refining charges.

For each physical shipment of doré, 90% of the estimated contained gold is available to be delivered to the customer’s bullion account within approximately 10 days of arrival at the refinery. The balance of the contained gold is delivered the customer’s bullion account following the final processing outturn.

For each physical shipment of doré, 100% of the contained silver is sold upon the final processing outturn. Silver revenue is recorded at the spot price on the date of sale.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

For any physical shipment of concentrate, where the Company receives the refined gold rather than a cash payment, 90% of the estimated contained gold received is available to be delivered to the customer’s bullion account within approximately 15 – 30 days after the bill of lading date. The balance of the contained gold is delivered to the customer’s bullion account following the final processing outturn.

Revenue is required to be recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring the product to the customer.

Sales of refined gold and silver are delivered directly into the offtake agreement and recorded at the spot price on the date of delivery. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period after the date of each sale. The difference between the spot price on the date of sale and the price paid by the purchaser reflects the settlement of a portion of the offtake obligation previously recorded on the statement of financial position. The Company receives payment for 90% of the value of each gold sale within 2 days of the date of sale. A final payment for 10% of the value of each gold sale, taking into account the purchaser’s pricing option, is received on the 7th day after the date of sale.

Concentrate sales which are cash settled directly with the smelter are recorded at the provisional price based on the estimated forward price to the date of final settlement. The final purchase price for these gold sales will be the average price for a period of time following the bill of lading date depending on the customer. Adjustments are made in subsequent periods to the customer receivables for these sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date. These changes in fair value are included in revenue on the statement of earnings (loss). The Company receives payment for 90% of the value of each concentrate shipment 15 – 30 days after the loading of the material at the port of discharge. A final payment for 10% of the value of each sale is received upon completion of final assays and final pricing based on a defined pricing period.

Share-based payments

Share options

Options granted to employees under the Company’s equity settled share-based option plan are measured at fair value at the date of grant. Fair value is determined using the Black-Scholes option pricing model, which relies on estimates of the risk-free interest rate, expected share price volatility, future dividend payments and the expected average life of the options. The fair value determined at the grant date is recognized as an expense over the vesting period in accordance with the vesting terms and conditions (graded vesting method), with a corresponding increase in contributed surplus in equity.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Restricted share units (“RSU’s”)

RSU’s are granted to employees of the Company and are expected to be settled in cash. A liability for RSU’s is measured at fair value on the grant date and is subsequently adjusted for changes in fair value at each reporting date until settlement. The fair value of RSU’s is estimated based on the quoted market price of the Company’s common shares. The liability is recognized on a graded vesting basis over the vesting period, with a corresponding expense in the statement of earnings (loss).

Performance share units (“PSU’s”)

PSU’s are granted under the Company’s 2015 RSU Plan and are expected to be settled in cash. The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Vesting, and therefore the liability, is based on the Company’s total shareholder return and the target settlement ranges from 0% to 200% of the original grant of units.

The fair value of a PSU reflects the value of a Company common share based on the quoted market price and the number of units issued is dependent upon the Company’s relative performance against a selected group of peer companies.

The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense over the vesting period in accordance with the vesting terms and conditions. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings (loss).

Deferred share units (“DSU’s”)

DSU’s are granted to independent directors of the Company and are settled in cash when the individual ceases to be a director of the Company, either voluntarily or involuntarily. DSU’s vest immediately on the grant date. The fair value of a DSU reflects the value of a Company common share based on the quoted market price. The initial fair value of the liability is calculated as of the grant date and is recognized as share-based compensation expense. Subsequently, at each reporting date and on settlement, the liability is re-measured with any changes in fair value recorded to the statement of earnings (loss).

Income and mining taxes

Income taxes include Canadian federal and provincial income taxes. Provincial mining taxes represent Canadian provincial taxes levied on mining operations. To the extent these taxes are determined based on a measure of taxable earnings, they are also accounted for as income taxes.

Income tax is recognized in earnings (loss) except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

3.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the asset can be utilized.

Contingent liabilities

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are disclosed unless the possibility of an outflow of economic resources is considered remote.

Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the earnings (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is determined by adjusting the earnings (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Key sources of accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of December 31, 2018.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of December 31, 2018.

Estimation uncertainty

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects requirements. The estimation of ore reserves and resources requires judgment to interpret available geological data then select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 10 and 20 for further details on the methods and assumptions associated with the measurement of the construction financing liabilities.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument. Refer to Note 11 for further details on the methods and assumptions associated with measurement of the convertible notes.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

5.
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standard not yet adopted

A new accounting standard has been issued and is relevant to the Company but not yet effective and therefore not been applied in preparing these consolidated financial statements:

IFRS 16, Leases (“IFRS 16”)

IFRS 16 addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019 and must be applied retrospectively, subject to certain practical expedients, using either a full retrospective approach or a modified retrospective approach.

The Company is party to various leases as part of its mining operations. All leases will be recorded on the statement of financial position, except short-term leases and leases of low-value items. This is expected to result in a material increase to both assets (right of use) and liabilities (lease obligations) upon adoption of the standard, and changes to the timing of recognition and classification of expenses associated with such lease arrangements. The Company anticipates an increase in depreciation and depletion expense and interest and finance expense, and a decrease in operating expenses. The Company also anticipates an increase in cash flow from operating activities as lease payments will be recorded as financing outflows in the statement of cash flows.

The Company intends to adopt the modified retrospective approach and not restate balances for the comparative period. The Company has completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. The Company is still in the process of evaluating its lease conclusions and the quantitative impact of the adoption.

There are no other IFRS’s or IFRIC interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

6.
RECEIVABLES AND OTHER

	December 31,	December 31,
	2018	2017

Trade receivables	$14,487	$11,067
Prepayments and deposits	3,332	2,064
Tax receivables	420	6,166
Other receivables	73	5
BC Mineral Exploration Tax Credit ("BCMETC") receivable	-	249
	$18,312	$19,551

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

7.
INVENTORIES

	December 31,	December 31,
	2018	2017

Finished metal	$12,745	$15,309
Materials and supplies	11,548	8,201
In-circuit	458	2,163
	$24,751	$25,673

As at December 31, 2018, $3,138 (2017 – $3,344) of depreciation and depletion and $199 (2017 – $371) of site share-based compensation was included in inventory.

8.
MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Year ended December 31, 2017
Cost
Balance, January 1, 2017	$382,294	$633,181	$21,064	$242,788	$1,279,327
Additions	-	324,641	297	3,928	328,866
Transfer from construction in
progress to inventory	-	(8,192)	-	-	(8,192)
Transfer from construction in
progress to plant and equipment	-	(523,488)	523,488	-	-
Transfer from construction in
progress to mineral properties	420,419	(420,419)	-	-	-
Reversal (recoveries) of BCMETC	4,806	-	-	(253)	4,553
Balance, December 31, 2017	$807,519	$5,723	$544,849	$246,463	$1,604,554

Accumulated depreciation and depletion
Balance, January 1, 2017	$-	$-	$8,870	$-	$8,870
Depreciation and depletion	14,924	-	15,900	-	30,824
Balance, December 31, 2017	$14,924	$-	$24,770	$-	$39,694

Net book value - December 31, 2017	$792,595	$5,723	$520,079	$246,463	$1,564,860

Year ended December 31, 2018
Cost
Balance, January 1, 2018	$807,519	$5,723	$544,849	$246,463	$1,604,554
Additions	641	17,935	1,199	5,544	25,319
Transfer from construction in
progress to plant and equipment	-	(10,008)	10,008	-	-
Transfer from construction in
progress to mineral properties	4,467	(4,467)	-	-	-
Balance, December 31, 2018	$812,627	$9,183	$556,056	$252,007	$1,629,873

Accumulated depreciation and depletion
Balance, January 1, 2018	$14,924	$-	$24,770	$-	$39,694
Depreciation and depletion	36,066	-	31,194	-	67,260
Balance, December 31, 2018	$50,990	$-	$55,964	$-	$106,954

Net book value - December 31, 2018	$761,637	$9,183	$500,092	$252,007	$1,522,919

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

8.
MINERAL PROPERTIES, PLANT AND EQUIPMENT (Cont’d)

(a)
Mineral properties

Mineral properties consist solely of the Brucejack Mine.

(b)
Plant and equipment

During the year ended December 31, 2018, $67,260 (2017 – $28,862) of depreciation and depletion was recognized in the statement of earnings (loss) and nil (2017 – $1,962) was capitalized within construction in progress.

(c)
Exploration and evaluation assets

Exploration and evaluation assets consists of the Snowfield Project and regional drilling and exploration work on the Bowser Claims.

9.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,
	2018	2017

Trade payables	$24,814	$35,142
Accrued liabilities	16,945	17,488
Employee benefit liability	4,398	4,783
Restricted share unit liability	1,502	2,730
Accrued interest on loan facility	1,051	-
Deferred share unit liability	997	-
Finance lease obligation	748	-
Accrued interest on convertible notes	660	660
Royalty payable	629	146
	$51,744	$60,949
Non-current portion of restricted share unit liability	(554)	(511)
Non-current portion of finance lease obligation	(518)	-
Current portion of accounts payable and accrued liabilities	$50,672	$60,438

(a) Finance lease obligation

Finance lease obligations are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	December 31,	December 31,
	2018	2017

Gross finance lease obligation - minimum lease payments
1 year	$277	$-
2-3 years	527	-
4-5 years	35	-
	$839	$-
Future interest expense on finance lease obligation	(91)	-
	$748	$-

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

10.
LONG-TERM DEBT

As at December 31, 2018, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Senior secured loan facility	Total long-term debt
Balance, January 1, 2017	$232,438	$67,702	$201,020	$-	$501,160
Additional advances under the credit facility	85,205	-	-	-	85,205
Interest expense including amortization of discount	48,247	-	-	-	48,247
Settlement of offtake obligation	-	(1,543)	-	-	(1,543)
Loss on financial instruments at fair value	-	11,926	23,000	-	34,926
Balance, December 31, 2017	$365,890	$78,085	$224,020	$-	$667,995
Interest expense including amortization of discount	56,834	-	-	-	56,834
Settlement of offtake obligation	-	(4,423)	-	-	(4,423)
Loss (gain) on financial instruments at fair value	-	(3,593)	20,574	-	16,981
Change in fair value attributable to change in credit risk of financial instruments designated at FVTPL	-	-	(7,594)	-	(7,594)
Repayment of credit facility	(422,724)	-	-	-	(422,724)
Repurchase of stream obligation			(237,000)	-	(237,000)
Proceeds from loan facility, net of transaction costs	-	-	-	472,051	472,051
Amortization of loan facility transaction costs	-	-	-	95	95
Balance, December 31, 2018	$-	$70,069	$-	$472,146	$542,215
Current portion of long-term debt	-	(7,576)	-	(78,385)	(85,961)
Non-current portion of long-term debt	$-	$62,493	$-	$393,761	$456,254

(a)
Senior secured loan facility

On December 18, 2018, the Company closed a $480,000 senior secured loan facility (the “loan facility”) with a syndicate of financial institutions arranged by The Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC. The loan facility is comprised of a $250,000 senior secured amortizing non-revolving credit facility (the “term facility”) and a $230,000 senior secured revolving credit facility (the “revolving facility”). The loan facility is secured by substantially all of the assets of the Company and its subsidiaries.

The term of the loan facility is four years, maturing on December 18, 2022. The loan facility was fully drawn as at December 31, 2018.

Each borrowing under the term and revolving facilities is available by way of USD London Inter-Bank Offered Rate (“LIBOR”) loans or USD base rate loans. The revolving facility is also available in various other forms, including Canadian prime loans, bankers’ acceptances, bankers’ acceptance equivalent loans, and letters of credit.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

10.
LONG-TERM DEBT (Cont’d)

Borrowings comprising USD LIBOR loans shall bear interest at LIBOR plus an applicable margin of 2.5% to 3.5% based on the Company’s net leverage ratio. Borrowings comprising USD base rate loans shall bear interest at the administrative agent’s base rate plus an applicable margin of 1.5% to 2.5% based on the Company’s net leverage ratio. As at December 31, 2018, the LIBOR on the Company’s borrowings was 2.5%. Interest is payable on the last day of the interest period related to a borrowing. For the year ended December 31, 2018, $1,083 (2017 – nil) of interest expense was expensed as interest and finance expense in the statement of earnings (loss).

The term facility requires repayment in equal quarterly installments of principal in the amount of $16,667 commencing at the end of the second quarter of 2019. The revolving facility requires a principal repayment of $30,000 on June 18, 2019, reducing the available revolving facility to $200,000. The remaining principal of the revolving facility is required to be repaid as a bullet payment in full on the maturity date. Any unused portion of the revolving facility will be subject to a standby fee of 0.6% to 0.8%.

Transaction costs associated with the loan facility were $7,949 including an underwriting fee equal to 1.55% of the amount of the commitment related to the loan facility. The transactions costs will be amortized over the term of the loan. For the year ended December 31, 2018, $95 (2017 – nil) of amortization of the loan facility transaction costs were expensed to interest and finance expense in the statement of earnings (loss).

The effective interest rate for the loan facility as at December 31, 2018 is 5.9%. The Company is subject to financial covenants including interest coverage ratio, leverage ratio, tangible net worth and minimum liquidity under the terms of the loan facility. As at December 31, 2018, the Company was in compliance with all financial covenants.

(b)
Senior secured term credit facility

On September 21, 2015, the Company closed a construction financing comprised of a senior secured term credit facility (the “credit facility”) for $350,000, an offtake agreement, a $150,000 callable gold and silver stream agreement and a private placement of common shares for $40,000.

Pursuant to the terms of the credit facility, the Company borrowed $350,000 at a stated interest rate of 7.5%, compounded quarterly and payable upon maturity.

The credit facility matured December 31, 2018 and was subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company had the right to repay at par plus accrued interest after the second anniversary of closing. The embedded derivatives associated with the prepayment and extension options were recorded on the statement of financial position as other assets. For the year ended December 31, 2018, the change in fair value of these embedded derivatives was a fair value loss of $132 (2017 – $1,624) which resulted in a nil balance for other assets on the statement of financial position.

As a result of the impact of the offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on the credit facility was 15.0%. For the year ended December 31, 2018, the Company expensed $56,834 (2017 – $26,091) of interest on the credit facility to the statement of earnings (loss) and capitalized nil (2017 – $22,156) to mineral properties, plant and equipment.

On December 18, 2018, the Company used proceeds from the loan facility to repay the credit facility in the amount of $422,724 which included principal and accrued interest.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

10.
LONG-TERM DEBT (Cont’d)

(c)
Offtake obligation

The Company entered into an agreement pursuant to which it will deliver 100% of refined gold up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the offtake obligation by up to 75% by paying $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

For the year ended December 31, 2018, the Company delivered 371,223 (2017 – 121,671) ounces of gold under the offtake agreement. Of the amount settled, the Company physically delivered 249,799 (2017 – 94,169) ounces from doré production and purchased 121,424 (2017 – 27,502) ounces to satisfy delivery of gold produced from concentrate sales. The settlement of the gold ounces resulted in a decrease in the offtake obligation of $4,423 (2017 – $1,543).

The offtake obligation is recorded at fair value at each statement of financial position date. For the year ended December 31, 2018, the change in fair value of the offtake obligation was a fair value gain of $3,593 (2017 – loss of $11,926).

(d)
Stream obligation

Pursuant to the stream, the Company was obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of $20,000. Upon delivery, the Company was entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above would be credited against the deposit. Any remaining uncredited balance of the deposit was repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company had the option to repurchase the stream obligation for $237,000 on December 31, 2018. The Company exercised this option and repurchased the stream obligation on December 18, 2018.

The stream obligation was recorded at fair value at each statement of financial position date. For the year ended December 31, 2018, the change in fair value of the stream obligation was a fair value loss of $12,980 (2017 – $23,000). Of the change in fair value, a fair value loss of $20,574 (2017 – $23,000) was recognized in the statement of earnings (loss) and a fair value gain due to the change in the Company’s credit risk of $7,594 ($5,543 net of deferred tax) was recognized in OCI.

As the stream was in substance a debt instrument, the effective interest on the debt host was capitalized as a borrowing cost during the development of the Brucejack Mine. For the year ended December 31, 2018, the Company capitalized nil (2017 – $10,120) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of earnings (loss). The effective interest rate on the stream obligation was 9.5%.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

11.
CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”) which mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year.

The Notes are convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into common shares of the Company at an initial conversion rate of 62.5 common shares per $1 principal amount of Notes converted, representing an initial conversion price of $16.00 per common share.

The Company may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, the Company may redeem all or part of the Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of (1) 100% of the principal amount of the notes to be redeemed and (2) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components of $71,685 and $24,110 ($17,603 net of deferred tax) respectively. The fair value of the debt portion was estimated using a discounted cash flow model method based on an expected life of five years and a discount rate of 8.6%.

The debt portion has been designated a financial liability at amortized cost and is recorded net of transaction costs and accreted over the expected life using the effective interest rate of 7.8%. For the year ended December 31, 2018, $5,568 (2017 – $2,807) of accretion of convertible notes was expensed to the statement of earnings (loss) and nil (2017 – $2,090) was capitalized to mineral properties, plant and equipment.

The movement in the debt portion of the Notes during the period comprised the following:

	For the year ended
	December 31,	December 31,
	2018	2017

Opening balance	$76,582	$-
Face value of convertible notes	-	100,000
Transaction costs associated with convertible notes	-	(4,205)
Equity component of convertible notes, net of allocated transaction costs	-	(24,110)
Accretion of convertible notes	5,568	4,897
Ending balance	$82,150	$76,582

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

12.
DECOMMISSIONING AND RESTORATION PROVISION

(a) Reclamation bonds

In relation to the Brucejack Mine, the Company has $2,029 of restricted cash (2017 - $5,036) which includes $1,749 (2017 - $4,731) in the form of Guaranteed Investment Certificates and Letters of Credit as security deposits with various government agencies in relation to decommissioning and restoration provisions.

In support of the closure plan for the Brucejack Mine, the Company increased its security through a surety bond by C$8,500, for total surety bonds of C$22,700 in favour of the Ministry of Energy and Mines. The Company was not required to provide collateral for the additional bond.

(b) Decommissioning and restoration provision

The Company has a liability for remediation of current and past disturbances associated with the exploration, development and production activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	For the year ended
	December 31,	December 31,
	2018	2017

Opening balance	$18,436	$13,675
Change in discount rate	215	(1,933)
Accretion of decommissioning and restoration provision	568	465
Change in amount and timing of cash flows	(272)	6,229
Ending balance	$18,947	$18,436

For the year ended December 31, 2018, the provision increased due to a decrease in the discount rate. The Company used an inflation rate of 1.9% (2017 – 1.9%) and a discount rate of 2.4% (2017 – 2.5%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $20,369 (2017 – $21,989). The majority of the expected expenditures to settle the decommissioning and restoration provision are expected to occur shortly after the end of the mine life.

13.
REVENUE

Revenue by metal was:

	For the year ended
	December 31,	December 31,
	2018	2017

Gold revenue	$452,253	$175,793
Silver revenue	5,362	1,994
Revenue from contracts with customers	$457,615	$177,787
(Loss) gain on trade receivables at fair value	(3,059)	146
	$454,556	$177,933

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

13.
REVENUE (Cont’d)

Revenue from contracts with customers by product was:

	For the year ended
	December 31,	December 31,
	2018	2017

Gold revenue - doré	$315,068	$122,684
Gold revenue - concentrate	137,185	53,109
Silver revenue - concentrate	3,120	1,345
Silver revenue - doré	2,242	649
	$457,615	$177,787

14.
COST OF SALES

	For the year ended
	December 31,	December 31,
	2018	2017

Consultants and contractors	$100,873	$47,907
Depreciation and depletion	67,134	28,722
Salaries and benefits	46,946	20,534
Supplies and consumables	29,146	10,547
Royalties and selling costs	19,739	7,308
Energy	13,408	5,104
Travel and camp accommodation	7,052	4,113
Freight	4,416	5,242
Camp administrative costs	3,931	1,410
Rentals	3,402	1,462
Site share-based compensation	2,160	1,198
Insurance	1,451	813
	299,658	134,360
Change in inventories	4,269	(9,280)
	$303,927	$125,080

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

15.
CORPORATE ADMINISTRATIVE COSTS

	For the year ended
	December 31,	December 31,
	2018	2017

Salaries and benefits	$6,026	$9,710
Share-based compensation	4,140	4,846
Office	1,580	1,020
Investor relations	1,318	1,064
Professional fees	1,085	801
Insurance	774	507
Listing and filing fees	390	381
Travel and accommodation	349	347
Depreciation	126	140
	$15,788	$18,816

16.
INTEREST AND FINANCE EXPENSE

	For the year ended
	December 31,	December 31,
	2018	2017

Interest expense on credit facility	$56,834	$26,091
Interest expense on convertible notes	7,818	3,941
Interest expense on loan facility	1,178	-
Accretion of decommissioning and restoration provision	568	465
Other interest expense	483	70
Bank charges	29	88
Interest expense on finance leases	16	-
	$66,926	$30,655

17.
CAPITAL AND RESERVES

(a)
Share capital

At December 31, 2018, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On July 25, 2018, the Company completed a non-brokered private placement of 227,273 flow-through common shares at a price of C$13.20 per share for gross proceeds of $2,304 before share issuance costs of $31. The Company bifurcated the gross proceeds between share capital of $1,913 and flow-through share premium of $391.

On June 30, 2017 and July 14, 2017, the Company completed two tranches of a private placement of 329,000 flow-through common shares at a price of C$15.20 per flow-through share for combined gross proceeds of $3,891, before share issuance costs of $30. The Company bifurcated the gross proceeds between share capital of $3,182 and flow-through share premium of $709.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

17.
CAPITAL AND RESERVES (Cont’d)

(b)
Stock options

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares. Such options can be exercisable for a maximum of five years from the date of grant. The exercise price of each stock option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of stock options is at the discretion of the Board of Directors at the time the options are granted.

The following table summarizes the changes in share options for the year ended December 31:

	2018		2017
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	6,454,327	$9.32	7,524,727	$9.05
Granted	615,592	10.60	1,067,875	12.83
Exercised	(1,576,500)	6.95	(1,822,025)	9.40
Expired	(882,750)	13.52	(290,000)	14.64
Forfeited	(47,750)	12.72	(26,250)	10.43
Outstanding, December 31,	4,562,919	$9.47	6,454,327	$9.32

For options exercised during the period, the related weighted average share price at the time of exercise was C$10.76 (2017 – C$13.33).

The following table summarizes information about share options outstanding and exercisable at December 31, 2018:

	Share options outstanding		Share options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$5.85 - $7.99	1,647,075	1.58	1,647,075	$7.04
$8.00 - $9.99	1,615,469	2.65	1,214,877	9.20
$10.00 - $11.99	130,000	3.13	77,200	10.73
$12.00 - $13.99	1,135,375	3.94	319,530	13.04
$14.00 - $15.99	35,000	2.61	35,000	15.17
Outstanding, December 31, 2018	4,562,919	2.60	3,293,682	$8.59

The total share-based compensation expense for the year ended December 31, 2018 was $3,502 (2017 – $3,733) of which $3,502 (2017 – $2,367) was expensed in the statement of earnings (loss) and nil (2017 – $1,366) was capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

17.
CAPITAL AND RESERVES (Cont’d)

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2018 and 2017 using the Black-Scholes option pricing model:

	For the year ended
	December 31, 2018	December 31, 2017
Risk-free interest rate	2.23%	1.42%
Expected volatility	58.46%	63.63%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c)
2015 RSU Plan – RSU’s

The Company adopted the 2015 RSU Plan to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of the Company’s share price at the date of grant. The awards have a graded vesting schedule over a three-year period and can be either cash or equity settled upon vesting at the discretion of the Board of Directors.

The associated compensation cost is recorded in share-based compensation expense unless directly attributable to mineral properties, plant and equipment.

The following table summarizes the changes in RSU’s for the year ended December 31:

	2018		2017
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	729,064	$14.41	735,729	$10.65
Granted	481,230	9.78	370,472	12.96
Settled	(385,063)	9.67	(355,648)	13.07
Forfeited	(83,345)	11.16	(21,489)	13.85
Outstanding, December 31,	741,886	$11.31	729,064	$14.41

At December 31, 2018, a liability of $1,271 (2017 – $2,715) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2018, $1,558 (2017 – $3,365) was expensed in the statement of earnings (loss) as share-based compensation expense and nil (2017 – $687) was capitalized to mineral properties, plant and equipment.

(d)
2015 RSU plan – PSU’s

PSU’s are granted to senior executive management under the 2015 RSU Plan. The PSU’s vest at the end of the third year and the number of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

17.
CAPITAL AND RESERVES (Cont’d)

The following table summarizes the changes in PSU’s for the year ended December 31:

	2018		2017
	Number of PSU's	Weighted average fair value (in CAD)	Number of PSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	74,140	$14.41	-	$-
Granted	91,945	9.78	74,140	13.08
Outstanding, December 31,	166,085	$11.31	74,140	$14.41

At December 31, 2018, a liability of $231 (2017 – $15) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2018, $226 (2017 – $15) was expensed in the statement of earnings (loss) as share-based compensation expense.

(e)
2018 DSU Plan – DSU’s

During the year ended December 31, 2018, the Company established a DSU plan (“2018 DSU Plan”) for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of DSU’s. The number of DSU’s granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSU’s by the fair market value of the Company’s common shares on the conversion date. In addition, the Board may, at its discretion, grant additional DSU’s to plan participants. Each eligible director will be required to hold DSU’s received until the eligible director ceases to be a director of the Company, following which the DSU’s will be settled in cash.

The following table summarizes the changes in DSU’s for the year ended December 31:

	2018		2017
	Number of DSU's	Weighted average fair value (in CAD)	Number of DSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	-	$-	-	$-
Granted	117,587	9.78	-	-
Outstanding, December 31,	117,587	$11.57	-	$-

At December 31, 2018, a liability of $997 (2017 – nil) was outstanding and included in accounts payable and accrued liabilities. For the year ended December 31, 2018, $1,014 (2017 – nil) was expensed in the statement of earnings (loss) as share-based compensation expense.

(f)
Earnings (loss) per share

The calculation of diluted earnings (loss) per share was based on earnings (loss) attributable to ordinary shareholders and the weighted-average number of shares outstanding after adjustments for the effect of potential dilutive shares. For the year ended December 31, 2018, potential share issuances arising from the exercise of share options and the settlement of restricted share units in common shares were included in the calculation of diluted weighted average shares outstanding as well as their impact on earnings (loss) attributable to shareholders of the Company. Potentially dilutive shares associated with the convertible notes and share options (out of the money) were not included in the diluted earnings (loss) per share calculation as their effect was anti-dilutive.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

17.
CAPITAL AND RESERVES (Cont’d)

The following table summarizes the calculation of basic and diluted earnings (loss) per share:

	For the year ended
	December 31,	December 31,
	2018	2017

Net earnings (loss) for the year	$36,620	$(16,453)

Basic weighted average number of common shares outstanding	182,905,004	181,208,295
Effective impact of dilutive securities:
Share options	955,963	-
Restricted share units	20,950	-

Diluted weighted average number of common shares outstanding	183,881,917	181,208,295

Earnings (loss) per share
Basic	$0.20	$(0.09)
Diluted	$0.20	$(0.09)

18.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer, its Vice President, Operations, its Vice President and Chief Exploration Officer, and its Executive Vice President, Corporate Affairs and Sustainability.

Directors and key management compensation:

	For the year ended
	December 31,	December 31,
	2018	2017
Salaries and benefits	$5,851	$9,228
Share-based compensation	3,559	5,029
	$9,410	$14,257

Under the terms of the Exec Chair’s employment agreement, effective January 1, 2017, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. In 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at December 31, 2018 (note 9).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

19.
SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash working capital items included in mineral properties, plant and equipment were as follows:

	For the year ended
	December 31,	December 31,
	2018	2017
Taxes receivable	$-	$4,522
Accounts payable and accrued liabilities	(9,168)	(89,358)
	$(9,168)	$(84,836)

The net change in the Company’s financing liabilities were as follows:

	Long-term debt	Convertible notes
Liabilities from financing activities, January 1, 2017	$501,160	$-
Advance under credit facility	97,000	-
Net proceeds from convertible notes	-	95,795
Cash payments	-	(1,319)
Other non-cash movements	69,835	(17,894)
Liabilities from financing activities, December 31, 2017	$667,995	$76,582
Proceeds from loan facility, net of transaction costs	472,384	-
Cash payments	(659,724)	(2,250)
Other non-cash movements	61,560	7,818
Liabilities from financing activities, December 31, 2018	$542,215	$82,150

20.
FINANCIAL RISK MANAGEMENT

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

(a)
Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates, interest rates and commodity prices which will affect the Company’s cash flows or value of its financial instruments.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

(i)
Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

The following table shows the impact on pre-tax earnings of a 10% change in the USD/CAD exchange rate on financial assets and liabilities denominated in CAD, as of December 31, 2018, with all other variables held constant:

	Impact of currency rate change on pre-tax earnings
	10% increase	10% decrease
Cash and cash equivalents	$1,085	$(1,085)
Receivables and other, excluding trade receivables	90	(90)
Restricted cash	203	(203)
Accounts payable and accrued liabilities	(4,905)	4,905

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

(ii)
Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its loan facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuates based on market conditions.

The Company is also subject to interest rate risk with respect to the fair value of the offtake obligation which is accounted for at FVTPL.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

The following table shows the impact on pre-tax earnings of a 1% change in interest rates on financial assets and liabilities as of December 31, 2018, with all other variables held constant:

	Impact of interest rate change on pre-tax earnings
	1% increase	1% decrease
Cash and cash equivalents	$1,087	$ (1,087)
Senior secured loan facility	(173)	173
Offtake obligation	2,049	(1,947)

(iii)
Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables and the offtake obligation (a derivative liability).

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the offtake obligation.

The following table shows the impact on pre-tax earnings from changes in the fair values of financial instruments with a 10% change in gold and silver commodity prices. The impact of a 10% movement in commodity prices as of December 31, 2018, with all other variables held constant, is as follows:

	Impact of price change on pre-tax earnings
	10% increase	10% decrease
Trade receivables	$8,844	$(8,844)
Offtake obligation	(2,588)	3,799

(b)
Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

The carrying amount of financial assets represents the maximum credit exposure:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$45,407	$56,285
Trade receivables	14,487	11,067
Tax receivables	420	6,166
Restricted cash	2,029	5,036
	$62,343	$78,554

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

We are exposed to credit risk through our trade receivables, which are principally with internationally recognized counterparties. The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates its counterparties in which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets. As at December 31, 2018, the Company has $14,487 (2017 – $11,067) receivables related to its gold and silver revenue.

(c)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional debt or equity funding.

The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its operating and capital expenditures. The Company also holds government and surety bonds to support future environmental obligations.

The Company’s financial obligations consist of accounts payable and accrued liabilities including the restricted share unit liability, long-term debt consisting of the loan facility and the offtake obligation, and the convertible notes.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2018, the Company has cash and cash equivalents of $45,407 and a working capital (current assets less current liabilities) deficit of $48,163. On December 18, 2018, the Company completed a $480,000 loan facility with a syndicate of financial institutions arranged by the Bank of Nova Scotia, ING Capital LLC and SG Americas Securities, LLC which was used to refinance the credit facility in the total amount of $422,724. The additional funds from the loan facility and cash on hand generated from operating activities were used to repurchase the stream obligation for $237,000. Based on management’s cash flow projections, the Company expects that future operating and debt settlement requirements will be satisfied from operating cash flows.

The maturity analysis of financial liabilities as at December 31, 2018 is as follows:

	1 year	2-3 years	4-5 years	More than 5 years	Total
Principal repayments on loan facility	$80,000	$133,333	$266,667	$-	$480,000
Convertible notes	-	-	100,000	-	100,000
Interest payments on loan facility(1)	25,186	35,890	12,041	-	73,117
Accounts payable
and accrued liabilities	43,385	-	-	-	43,385
Interest on convertible notes	2,250	4,500	1,116	-	7,866
Restricted share unit liability	948	554	-	-	1,502
Finance lease obligation	277	527	35	-	839
	$152,046	$174,804	$379,859	$-	$706,709
(1)
Interest payments on the loan facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

Capital management

The Company’s objectives in the managing of capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. Management monitors the amount of cash, debt instruments and equity in the capital structure and adjusts the capital structure, as necessary, to support the operation, development and exploration of its mine and projects.

The capital structure of the Company consists of debt instruments and equity attributable to common shareholders, comprising of issued share capital, contributed surplus, AOCI and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements.

The Company prepares detailed annual budgets and cash flow forecasts for mining, development and corporate activities that are approved by the Board of Directors. Forecasts are regularly reviewed and updated for changes in circumstances so that appropriate capital allocation, investment and financing decisions are made for the Company.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The carrying values of cash and cash equivalents, receivables and other, accounts payable and accrued liabilities and the loan facility approximate their fair values due to the short-term maturity of these financial instruments.

The following tables present the Company’s financial assets and liabilities by level within the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As at December 31, 2018	Carrying value			Fair value
	FVTPL	Amortized	Other financial	Level 1	Level 2	Level 3
		cost	liabilities
Financial assets
Cash and cash equivalents	$-	$45,407	$-	$-	$-	$-
Trade receivables	14,487	-	-	-	14,487	-
Restricted cash	-	2,029	-	-	-	-
	$14,487	$47,436	$-	$-	$14,487	$-

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$43,048	$-	$-	$-
Restricted share unit liability	1,502	-	-	-	1,502	-
Deferred share unit liability	997	-	-	-	997	-
Senior secured loan facility	-	-	472,146	-	-	-
Offtake obligation	70,069	-	-	-	-	70,069
Debt portion of convertible note	-	-	82,150	-	82,150	-
	$72,568	$-	$597,344	$-	$84,649	$70,069

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

20.
FINANCIAL RISK MANAGEMENT (Cont’d)

As at December 31, 2017	Carrying value			Fair value
	FVTPL	Loans and	Other financial	Level 1	Level 2	Level 3
		receivables	liabilities
Financial assets
Cash and cash equivalents	$-	$56,285	$-	$-	$-	$-
Trade receivables	-	11,067	-	-	11,067	-
Other assets	132	-	-	-	-	132
Restricted cash	-	5,036	-	-	-	-
	$132	$72,388	$-	$-	$11,067	$132

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$53,436	$-	$-	$-
Restricted share unit liability	2,730	-	-	-	2,730	-
Senior secured term credit facility	-	-	365,890	-	-	-
Offtake obligation	78,085	-	-	-	-	78,085
Stream obligation(1)	224,020	-	-	-	-	224,020
Debt portion of convertible note	-	-	76,582	-	76,582	-
	$304,835	$-	$495,908	$-	$79,312	$302,105
(1)
The stream obligation was recorded at fair value at each statement of financial position date as the Company determined that the stream obligation was in substance a debt instrument with embedded derivatives linked to gold and silver commodity prices and interest rates. The Company elected to measure the stream obligation in its entirety at FVTPL.

The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate and the Company’s and lender’s credit spread.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

21.
TAXATION

(a) Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax liability as follows:

	December 31,	December 31,
	2018	2017
Tax loss carry forwards	$74,400	$53,266
Long term debt	10,798	22,525
Investment tax credits	6,545	6,545
Financing costs	4,310	4,288
Other	2,080	756
Decommissioning and restoration provision	-	4,978
Inventories	(847)	(964)
Provincial mining tax attributes	(6,088)	-
Mineral interests	(106,434)	(91,394)
	$(15,236)	$-

Deductible temporary differences for which no deferred tax assets are recognized are as follows:

	December 31,	December 31,
	2018	2017
Provincial mining tax attributes	$18,947	$16,408
Decommissioning and restoration provision	18,947	-
Other	68	68
Tax loss carry forwards	-	59,472
	$37,962	$75,948

The Company has tax losses in Canada of approximately $275,265 (2017 - $256,463) expiring in various amounts from 2030 to 2038. The Company also has investment tax credits totaling approximately $8,965 (2017 - $8,965). The Company has deductible temporary differences for which no deferred tax assets have been recognized of $37,962 (2017 - $75,948). A deferred tax asset has not been recognized in respect of the differences, as it is not probable that sufficient future taxable earnings will be available in the periods when deductions from such potential assets will be realized.

(b) Income tax expense (recovery)

The Company’s income tax expense (recovery) is comprised of the following:

	For the year ended
	December 31,	December 31,
	2018	2017
Current tax expense	$4,196	$1,621
Deferred income tax expense (recovery)	12,668	(7,022)
	$16,864	$(5,401)

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

21.
TAXATION (Cont’d)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27.0% (2017 – 26.0%) as follows:

	For the year ended
	December 31,	December 31,
	2018	2017
Expected tax (recovery) expense	$14,441	$(5,680)
Change in income tax rates	-	(574)
Provincial mining taxes	800	1,621
Change in unrecognized temporary differences	(10,942)	7,679
Share-based compensation and other items	943	988
Flow-through shares	823	842
Flow-through share premium	(526)	(574)
Impact of foreign exchange on CAD denominated tax attributes	11,735	(12,550)
Non-temporary differences	(410)	2,847
	$16,864	$(5,401)

22.
COMMITMENTS

The following table provides the Company’s gross contractual obligations as of December 31, 2018:

	1 year	2-3 years	4-5 years	More than 5 years	Total

Principal repayments on
loan facility	$80,000	133,333	$266,667	$-	$480,000
Repayment of convertible notes	2,250	4,500	101,116	-	107,866
Interest payments on
loan facility(1)	25,186	35,890	12,041	-	73,117
Decommissioning and
restoration provision	422	51	-	18,474	18,947
Operating leases	4,571	7,649	1,462	122	13,804
Purchase commitments	5,568	-	-	-	5,568
Finance lease obligation	277	527	35	-	839
	$118,274	$181,950	$381,321	$18,596	$700,141
(1)
Interest payments on the loan facility represent management’s best estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the loan facility.

(a)
Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

22.
COMMITMENTS (Cont’d)

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR royalty was met in December 2018. For the year ended December 31, 2018, $258 (2017 – nil) was expensed to royalties and selling costs in the statement of earnings (loss).

(b)
Commitments – Offtake obligation

Under the offtake agreement, the Company is obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in USD per ounce during a defined pricing period before and after the date of each sale.

23.
CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

(a)
Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of our shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario).

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

23.
CONTINGENCIES (Cont’d)

(b)
2013 United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “District Court”).

In January 2014, the District Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The District Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended
Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the District Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The District Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision, to the United States Court of Appeals for the Second Circuit (the “Second Circuit”), on July 10, 2017. The plaintiffs’ opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the District Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the U.S. securities laws.

(c)
2018 United States class actions

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints have been filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine. The Company has been served with one of the two complaints. Aurico Gold Fund LP has filed a motion to consolidate the two cases, appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. The Company has retained legal counsel in connection with these matters.

The Company believes that the allegations made against it and its officers in the aforementioned complaints are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for these actions.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2018 and 2017
(Expressed in thousands of United States dollars, except for share data)

23.
CONTINGENCIES (Cont’d)

(d)
Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.